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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of September 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated September 13, 2000 re Announcement of Version 3.0 of its Award-Winning H.323 Enabling Software With ITU-T Version 3 Functionality.

2. RADVision Ltd. Press Release dated September 13, 2000 re RADVision Announces Development of MEGACO/H.248 Enabling Software as Newest Addition to V2oIP(TM)Protocol Toolkit Family.

                                                                          ITEM 1

For Immediate Release

Contact:  Karen Gurwitz                           David Seligman
          Dir. Corporate Communications           CFO
          RADVision, Inc.                         RADVision, Ltd.
          Tel: 201.529.4300, x305                 Tel: 972.3.645.5446
          kgurwitz@radvision.com                  Seligman@tlv.radvision.com


             RADVision, the V2oIP(TM) Experts, Announces Version 3.0
                  of its Award-Winning H.323 Enabling Software
                       With ITU-T Version 3 Functionality

     ENHANCEMENTS INCLUDE NEW MODULES AND ANNEXES FOR ADVANCED FUNCTIONALITY

Mahwah, NJ, September 13, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced Version 3.0 of its award-winning H.323 Protocol Toolkit, enhanced to support ITU-T Version 3 functionality. RADVision's market-leading H.323 is a highly efficient implementation that provides the most comprehensive ITU feature set and highest performance in a small memory footprint, with exceptional flexibility for implementation across a broad range of IP-centric products, applications, and services.

"H.323 is the most widely deployed IP communications protocol for voice and video over IP," said Ami Amir, RADVision's CEO. "Today, hundreds of thousands of end-users around the world are communicating over next-generation networks, using IP-centric products and solutions built around our embedded H.323 software. That number continues to grow everyday. As the market leader in the development of enabling technology for real-time IP communications, RADVision will continue to offer superior embedded software by enhancing established protocols such as H.323, and introducing innovative implementations of emerging protocols such as SIP and H.248/ MEGACO."

RADVision's Premiere H.323 Protocol Toolkit includes a package of software modules that performs all the functions needed to establish real-time voice, video, and data communications over IP networks and is part of the RADVision V2oIP(TM) multiple family of IP communications protocols. Version 3.0 contains new advanced functionality including Annex D for fax capability, Annex E for UDP call-based signaling, and Annex G for communication between administrative domains. Additionally, RADVision has implemented H.341 MIB support for multimedia device management as well as full support of H.450 Supplementary Services.

RADVision's multi-protocol V2oIP family of enabling technology for real-time voice and video communication over IP technology allows OEMs and developers to rapidly bring to market interoperable standards compliant products and services for next-generation converged networks. The company's impressive list of IP telephony toolkit licensees includes industry giants and innovative startups who have implemented RADVision's embedded H.323 technology in chip sets, hand-held and desktop endpoints, and high-end network infrastructure devices including gateways and switches, gatekeepers, softswitches, and IP service creation platforms.

                                     more...

Designed to be platform independent, RADVision's H.323 Protocol Toolkit will be available for a variety of operating systems including pSOS, VxWorks (Tornado), Windows 98/NT/2000, Solaris Sparc, Alpha, and Linux.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release


Contact:
                                                             Jody Burfening
 Karen Gurwitz                   David Seligman              Sanjay Hurry
 Dir. Corporate Communications   CFO                         Investor Relations
 RADVision, Inc.                 RADVision, Ltd.             LHA
 Tel: 201.529.4300, x305         Tel: 972.3.645.5446         Tel: 212.838.3777
 kgurwitz@radvision.com          Seligman@tlv.radvision.com  jbs@lhai.com
 www.radvision.com               www.radvision.com           www.lhai.com

        RADVision Announces Development of MEGACO/H.248 Enabling Software as Newest Addition to V2oIP(TM)Protocol Toolkit Family

                   PRE-RELEASE VERSION SUCCESSFULLY TESTED AT
                    NEW HAMPSHIRE MEGACO/H.248 INTEROP EVENT

Mahwah, New Jersey, September 13, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it is adding H.248/MEGACO (Media Gateway Control Protocol/H.248) technology to the company's expanding suite of industry-standard V2oIP(TM) enabling technology which includes SIP (Session Initiation Protocol), MGCP (Media Gateway Control Protocol) and H.323.

MEGACO/H.248 is the official industry standard protocol for interfacing between external call agents called Media Gateway Controllers (MGCs) and Media Gateways
(MGs). The standard is the result of a unique collaborative effort between the IETF and ITU standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved semantic message processing, text and binary encoding, TCP and UDP transport options and a formalized extension process.

"MEGAGO/H.248 is a key unpinning technology that has evolved to address the needs of large-scale, global, IP-centric carrier networks," said Ami Amir, RADVision's CEO. "As a driving force behind the evolution of IP communications protocols, RADVision is in a unique position to assure our customers continued innovations to keep them at the forefront of the latest enabling technology developments."

At the recent MEGACO/H.248 interop event in New Hampshire, RADVision successfully tested its MEGACO technology with several vendors. RADVision has a long-standing reputation as the champion for interoperability. Since 1996, the company has been a regular participant at interop events hosted by industry consortia bodies such as the IMTC, PacketCable and Softswitch. The MEGACO/H.248 event was sponsored by the Multiservice Switching Forum, the SoftSwitch Consortium, and the University of New Hampshire Interoperability Lab, and ran from August 28 through 31.

Like MGCP, MEGACO is an internal protocol for decomposed gateway architectures and is a complementary protocol to both H.323 and SIP. MEGACO separates signaling, call control, and media handling into distinct, logical entities. MEGACO-compliant products and services include two sub-components, the Media Gateway and Media Gateway Controller which appear to outside as a single VoIP gateway. RADVision's MGCP toolkits were designed to allow for easy migration to MEGACO/H.248.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: September 15, 2000